SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:    000-19182

For the month of:         February 2005

ALLIED GOLD LIMITED
(Translation of registrant’s name into English)

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, W.A. 6106 Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIED GOLD LIMITED (Registrant)

Date: May 12, 2005	By: /s/ David Lymburn David Lymburn Corporate Secretary

EXHIBIT INDEX

1	Appendix 3B New Issue Announcement dated February 20, 2005

2	Letter to Shareholders Regarding Share Purchase Plan Dated February 22, 2005

3	Letter to the Australian Stock Exchange Regarding Closure of Placement Dated February 28, 2005

EXHIBIT 1

Appendix 3B
New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ALLIED GOLD LIMITED

ABN

86 104 855 067

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	45,454,545 ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary shares – fully paid.

+ See chapter 19 for defined terms.

1/1/2003 Appendix 3B Page 1

Appendix 3B
New issue announcement

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES.
5	Issue price or consideration	$0.22.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	40,909,091 Placement (prospectus 10 Feb 2005) 4,545,454 Share Purchase Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Placement 3 March 2005 SPP 15 March 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	116,141,755 22,017,411	Ordinary (ALD) Options (ALDO)

+ See chapter 19 for defined terms.

Appendix 3B Page 2 1/1/2003

Appendix 3B
New issue announcement

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,155,141 2,550,000	Restricted shares (ALDAM) Restricted options (ALDAO)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The company does not expect to pay dividends in the next 12 months.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

1/1/2003 Appendix 3B Page 3

Appendix 3B
New issue announcement

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

Appendix 3B Page 4 1/1/2003

Appendix 3B
New issue announcement

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

1/1/2003 Appendix 3B Page 5

Appendix 3B
New issue announcement

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Appendix 3B Page 6 1/1/2003

Appendix 3B
New issue announcement

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

1/1/2003 Appendix 3B Page 7

Appendix 3B
New issue announcement

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Director/Company secretary) Date: 20 FEBRUARY 2005

Print name: DAVID LYMBURN..

== == == == ==

+ See chapter 19 for defined terms.

Appendix 3B Page 8 1/1/2003

EXHIBIT 2

ALLIED GOLD LTD ACN 104 855 067 ABN 86 104 855 067	Unit 15, Level 1, 51-53 Kewdale Road
Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone: 61 8 9353 3638
Facsimile: 61 8 9353 4894
Email: info@alliedgold.com.au
Web: www.alliedgold.com.au

22 February 2005

Dear Shareholder

Share Purchase Plan

The Board of Directors of Allied Gold Limited (Allied or Company) has approved the introduction of a Share Purchase Plan (Plan). The Plan entitles Eligible Shareholders in the Company, irrespective of the size of their shareholding, to purchase up to $5,000 worth of ordinary fully paid shares in the Company (Shares) free from all brokerage and commissions (Offer).

Price of Shares Under the Offer

The purchase price of the new shares being offered under the Plan has been set at 22 cents per Share. This represents approximately a 10% discount to the average market price calculated over the last 5 days on which sales of Shares were recorded on the ASX before 10 February 2005, the day Allied announced the Offer.

The Offer price has been set at 22 cents to match the offer price in the placement of shares that is currently in progress pursuant to a Prospectus dated 10 February 2005.

The average closing market price of Shares in Allied traded on the ASX during the 5 trading days immediately prior to the date of the announcement of the SPP on 10 February 2005 was 24.3 cents per share.

The Offer is not underwritten.

Current Projects

Details of the Company’s current activities are set out in the announcements made by Allied to the ASX and are available from the ASX or Allied’s website at www.alliedgold.com.au.

The funds raised under the Plan will be used by the Company to increase working capital and to fund the Company’s current activities.

Shareholders Eligible to Participate in the Plan

The right to participate in the Offer under the Plan is available exclusively to shareholders who are registered as holders of Shares in Allied at 5pm (WST) on the record date of 21 February 2005 and whose registered address is in Australia or New Zealand (Eligible Shareholders).

Subscription and Application Procedure

If you would like to participate in the Offer, please return your completed Application Form, together with your cheque for the subscription monies for the number of Shares you wish to acquire to Computershare Investor Services Pty Ltd on or before the closing date of 5pm (WST) on 8 March 2005. No late applications will be accepted.

Please note that the statutory maximum investment per shareholder under the Plan is $5,000.

Under the Plan, a shareholder may only elect to purchase shares from one of the offers outlined below:

Offer	Number of shares	Payment

A	22,727	$ 4,999.94

B	18,182	$ 4,000.04

C	13,636	$ 2,999.92

D	9,091	$ 2,000.02

E	4,545	$ 999.90

The maximum investment that each shareholder may apply for will remain $5,000 even if a shareholder receives more than one Offer (whether in respect of a joint holding or because the shareholder has more than one holding under a separate account).

Additional Information and Important Dates

The Offer cannot be transferred and the Directors of the Company reserve the right to reject any application over $5,000. Shares allotted under the Plan will be issued no later than 5 business days after the closing date of the Offer. Application for quotation on ASX of the new Shares will be made immediately following the issue of those Shares.

The Offer of Shares under the Plan is limited to 4,545,454. However, the Company reserves the right to accept oversubscriptions. In the event that oversubscriptions are not accepted, Shares will be allocated to applicants on a pro-rata basis.

If the Company rejects or scales-back an application or purported application, the Company will promptly return to the shareholder the relevant application monies, without interest.

The market price of the Shares in the Company may rise and fall between the date of the Offer and the date that any Shares are allotted to you as a result of your acceptance of this Offer. This means that the subscription price you pay for the Shares may exceed the market price of the Shares at the date of allotment of Shares under this Offer. The Board recommends that you obtain your own financial advice in relation to the Offer and consider price movements of Shares in the Company prior to accepting this Offer.

Offers made under the Plan are not renounceable (i.e. eligible shareholders may not transfer their rights to any Allied Shares offered under the Plan).

Indicative Timetable

Opening date of Offer	22 February 2005

Closing date of Offer	8 March 2005

Issue of Shares under the Plan	15 March 2005

Quotation of Shares on ASX	16 March 2005

These dates are indicative only. The Company may vary the dates and times of the Offer without notice. Accordingly, shareholders are encouraged to submit their Entitlement and Acceptance Forms as early as possible.

Should you wish to discuss any information contained in this letter further, do not hesitate to contact the Company Secretary, David Lymburn, on (08) 9353 3638.

Yours faithfully

Jeff Moore
Managing Director

ALLIED GOLD LIMITED
ACN 104 855 067
SHARE PURCHASE PLAN
TERMS AND CONDITIONS

Purpose

The purpose of the Share Purchase Plan (the Plan) is to offer shareholders of Allied Gold Limited (Company or Allied) the opportunity to acquire additional fully paid ordinary shares in the Company (Allied Shares) without the need for Allied to issue a prospectus, upon such terms and conditions as the board of directors of Allied, in its absolute discretion, sees fit.

Shareholders eligible to participate

Eligible holders of Allied Shares that are registered with an Australian or New Zealand address at the relevant record date may participate in the Plan. Due to foreign securities laws, it is not practical for shareholders resident in other countries to be offered the opportunity to participate in the Plan.

Participation in the Plan is optional and is subject to these terms and conditions. Offers made under the Plan are not renounceable (ie. eligible shareholders may not transfer their rights to any Allied Shares offered under the Plan).

An offer may, at the discretion of the directors of Allied, be made under the Plan once a year. The maximum amount, which any shareholder may subscribe for in any consecutive 12 month period, is A$5,000. The directors may also determine in their discretion the minimum amount for participation, the multiple of Allied Shares to be offered under the Plan and the period the offer is available to eligible shareholders.

Price of Allied Shares

The price of Allied Shares to be issued under the Plan will be determined by calculating a discount to the average market price of Allied Shares traded on the ASX during the period of five days immediately prior to an announcement by Allied and/or the relevant record date specified by the directors of Allied as the date for determining eligibility of shareholders to participate in an offer of shares under the Plan.

Applications and Notices

At the discretion of the directors of Allied, Allied will send eligible shareholders a letter of offer and acceptance procedures, inviting them to subscribe for Allied Shares under the Plan, and accompanied by the terms and conditions of the Acceptance Form. Applications will not be accepted after the closing date of an offer. Over subscriptions to an offer may be refunded without interest.

Notices and statements made by Allied to participants may be given in any manner prescribed by its Constitution.

Underwriting

An Offer may be underwritten and the underwriters and/or sub-underwriters may be issued with Shares pursuant to the Plan where one or more of the eligible shareholders fail to subscribe for the maximum number of shares available to them under the Offer. The Directors may pay a brokers fee to Underwriters.

Issue of Allied Shares

Allied Shares to be issued under the Plan will be issued as soon as reasonably practicable after the closing date specified by the Directors of Allied in the relevant offer.

Allied Shares issued under the Plan will rank equally in all respects with all other fully paid ordinary shares in Allied from the date of issue.

Shareholding statements or CHESS notification will be issued in respect of all Allied Shares issued under the Plan. Allied will, promptly after the issue of Allied Shares under the Plan, make application for those Allied Shares to be listed for quotation on the official list of ASX.

Modification and Termination of the Plan

Allied may modify or terminate the Plan at any time.

Allied will notify ASX of any modification to, or termination of, the Plan. The omission to give notice of any modification to, or termination of, the Plan or the failure of ASX to receive such notice will not invalidate the modification or termination.

Without limiting the above, Allied may issue to any person fewer Allied Shares than the person applied for under the Plan if the issue of the Allied Shares applied for would contravene any applicable law or the Listing Rules of ASX.

Dispute Resolution

Allied may, in any manner it thinks fit, settle any difficulties, anomalies or disputes which may arise in connection with or by reason of the operation of the Plan, whether generally or in relation to any participant, application or Allied Shares. The decision of Allied in this respect will be conclusive and binding on all shareholders and other persons to whom that determination relates.

Allied reserves the right to waive strict compliance with any provision of these terms and conditions. The powers of Allied under these conditions maybe exercised by the directors of Allied or any delegate of the directors of Allied.

Questions and Contact Details

If you have any questions regarding the Share Purchase Plan or how to deal with this Offer, please contact your stockbroker or professional adviser or the Company Secretary, David Lymburn, on (08) 9353 3638.

EXHIBIT 3

ALLIED GOLD LTD ACN 104 855 067 ABN 86 104 855 067	Unit 15, Level 1, 51-53 Kewdale Road
Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone: 61 8 9353 3638
Facsimile: 61 8 9353 4894
Email: info@alliedgold.com.au
Web: www.alliedgold.com.au

28 February 2005

Australian Stock Exchange
Company Announcements Office

Closure of Placement

Allied Gold Limited advises that the placement to raise $9,000,000 pursuant to a prospectus dated 10 February 2005 has now closed, fully subscribed.

The expected dated of allotment of the shares is 4 March 2005.

David Lymburn
Director / Company Secretary